6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of February, 2004

Commission File Number: 0-29742


                                 Retalix Limited

                        (Formerly Point of Sale Limited)
                 (Translation of registrant's name into English)


                    10 Zarhin Street, Ra'anana 43000, Israel
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                   Form 20-F X    Form 40-F________



Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes____         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document which is hereby attached hereto and incorporated by reference herein:

1. Press Release: Retalix Ltd. Announces Conference Call to Discuss Fourth Quarter and FY 2003 Results. Dated: January 22, 2004.







                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Retalix Limited
                                            (Registrant)
Date: February 1, 2004                      /s/ Guy Geri
                                            -----------------------
                                            By: Guy Geri, Controller

                                  EXHIBIT INDEX



Exhibit Number           Description of Exhibit

10.1 Press Release: Retalix Ltd. Announces Conference Call to Discuss Fourth Quarter and FY 2003 Results. Dated:
                         January 22, 2004.

                                  EXHIBIT 10.1

Contact Information:

Coffin Communications Group                       Retalix Ltd.
15300 Ventura Boulevard, Suite 303                Barry Shaked, CEO
Sherman Oaks, CA  91403                           Danny Moshaioff, CFO
(818) 789-0100                                    Retalix Ltd.
Crocker Coulson, Partner                          (011) 972-9-776-6677
crocker.coulson@coffincg.com



FOR IMMEDIATE RELEASE




                Retalix Ltd. Announces Conference Call to Discuss
                       Fourth Quarter and FY 2003 Results


DALLAS, TEXAS, January 22, 2004 - Retalix Ltd. (Nasdaq: RTLX) announced today that it will be holding a conference call to discuss results for the fourth quarter and FY 2003 on Thursday, February 12, 2004 at 10:30 AM EST (7:30 AM PST and 17:30 Israeli Time).

Participating in the call will be Retalix CEO Barry Shaked, CFO Danny Moshaioff and Jeff Yelton, CEO of Retalix USA. Fourth quarter results will be released on Thursday, February 12, 2004 at 5:00 AM EST (2:00 AM PST and 12:00 Israeli
Time).

This conference call will be broadcast live over the Internet and can be accessed by all interested parties at www.retalix.com. To listen to the live call, please go to the Web site at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on the Retalix site for 90 days.

About Retalix Ltd.
Retalix Ltd., with North American headquarters in Dallas, TX, provides integrated enterprise-wide software solutions for the retail food industry worldwide, including supermarkets, convenience stores and restaurants. The Company offers a full suite of software applications that support a food retailer's essential retailing operations and enable retailers to increase their operating efficiencies while improving customer acquisition, retention and profitability. With installations in more than 25,000 stores and quick service restaurants across 44 countries, the Company markets its software solutions through direct sales, distributors, local dealers and its various subsidiaries. The Company was founded in 1982 as Point of Sale Limited and changed its name in November of 2000 to Retalix Ltd. The Company's ordinary shares have been publicly traded on the Tel Aviv Stock Exchange since November 1994 and on the NASDAQ National Market System since July 1998. For further information, please visit the Company's web sites at www.retalix.com.

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